

Mail Stop 3561

May 11, 2016

J. Douglas Williams
Chief Executive Officer
Cotiviti Holdings, Inc.
115 Perimiter Center Place, Suite 700
Atlanta, Georgia 30346

> **Re: Cotiviti Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 6, 2016**
> **File No. 333-211022**

Dear Mr. Williams:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 57

1. Total actual debt presented in the table should be consistent with the amount of long-term, including the current portion, reported in the consolidated balance sheets. Please revise.

Liquidity and Capital Resources, page 83

2. We note your disclosure on page 83 that capital expenditures increased to $9.5 million for the three months ended March 31, 2016 from $3 million for the three months ended March 31, 2015. Please discuss the reasons behind the significant increase in capital expenditures and whether the amount spent on capital expenditures will continue to increase in the future. Please see Item 303(a)(2) of Regulation S-K.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products